Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions except ratio amounts)

	Three Months Ended March 31,
	2018	2017
Earnings:
Pre-tax income before adjustment for net income attributable to noncontrolling interests and earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$518	$531
Add:
Fixed charges	505	495
Amortization of capitalized interest	3	3
Distributed income of equity investees	127	102
Less:
Interest capitalized from continuing operations	(18)	(17)
Preference security dividend requirements of consolidated subsidiaries	(7)	—
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(4)	(6)
Income as adjusted	$1,124	$1,108

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs); also includes capitalized interest	$486	$484
Add:
Portion of rents representative of the interest factor	12	11
Preference security dividend requirements of consolidated subsidiaries	7	—
Fixed charges	$505	$495

Ratio of earnings to fixed charges	2.23	2.24